Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2024 of Kolibri Global Energy Inc. (“Annual Report on Form 40-F”) of our report dated March 25, 2025, relating to the consolidated financial statements of Kolibri Global Energy Inc., as of December 31, 2024 and for the year ended December 31, 2024, which report is included in Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement of Kolibri Global Inc. on Form S-8 (File No. 333- 279955) of our report dated March 25, 2025, with respect to our audit of the consolidated financial statements of Kolibri Global Energy Inc. as of December 31, 2024 and for the year ended December 31, 2024, which report is included in Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F. We also consent to reference to us under the heading “EXPERTS” in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ BDO USA, P.C.

BDO USA, P.C.

Houston, Texas

March 25, 2025

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.